Exhibit 99.4

UNITED UTILITIES ANNOUNCES THE SALE OF
YOUR COMMUNICATIONS TO THUS

United Utilities has reached agreement on the terms of a proposal to sell Your Communications, its telecommunications business, to THUS Group plc (THUS).

United Utilities will receive 391,532,852 new ordinary shares in THUS, as initial consideration for the sale of Your Communications and a possible future further allotment of ordinary shares, contingent on the share price performance of the enlarged group. Taking into account the tax consequences of the disposal and following the adjustment to the carrying value of Your Communications made in the interim results announced on 1 December 2005, the sale is expected to result in a broadly neutral impact on United Utilities’ income statement.

On completion, United Utilities will hold approximately 22.5 per cent of the ordinary issued share capital of THUS (21.7 per cent following THUS’ placing to fund the acquisition of Legend Communications PLC). Additionally, there will be a possible future further allotment of ordinary shares, of up to 120,010,069 shares, such that United Utilities will hold a maximum of 27.5 per cent of the enlarged group’s issued share capital (26.5 per cent following the placing). This further allotment will be dependent upon whether the enlarged group’s share price reaches between 19 and 27 pence at any time on or before 31 December 2007.

United Utilities has agreed to hold the new ordinary shares issued to it for a period of 12 months from completion of the deal. Simon Batey, Group Finance Director of United Utilities, will be appointed as a non-executive Director of the Board of the enlarged group, subject to United Utilities’ shareholding in THUS not falling below 20 per cent.

The intention is to complete the sale by the end of February 2006 and is conditional, among other things, on the approval from THUS shareholders.

United Utilities has maintained for some time that Your Communications is not core to its strategy and that its interests would best be served by participation in the consolidation process in its industry. This transaction serves to achieve that objective.

The sale will accelerate THUS’ existing business plan to create a leading nationwide alternative carrier for business customers. The enlarged group will benefit from an expanded customer base and product offering, which should enable it to open up new growth opportunities by presenting an extended product range to customers of both companies.

As a measure of United Utilities’ confidence in the combined business, THUS has today been appointed the preferred supplier of telecoms services to United Utilities and has formed a strategic partnership with its business process outsourcing services subsidiary Vertex.

Philip Rogerson, Chairman of THUS, said:

“The acquisition of Your Communications will add scale to our business, bring new customers and create significant operational synergies. The acquisition is part of a trend towards consolidation in our industry that, we believe, offers the potential to create a more sustainable industry structure and improve returns. The trend towards consolidation coincides with a decline in demand for traditional telecommunication services and an increase in demand for more innovative, next-generation services. Ahead of our peers, THUS already has a next-generation network and service capability in place allowing the Enlarged Group to move forward and build its position in the market with confidence. We look forward to welcoming our new customers.”

Chief Executive of United Utilities, John Roberts, said:

“We believe that this transaction represents an attractive opportunity for Your Communications to participate in the ongoing consolidation process taking place in the UK fixed line telecommunications industry. I believe that this transaction achieves that objective.

This deal will provide the enlarged group with greater scale and market presence and creates a strong platform for future growth which will be mutually beneficial to both parties.”

United Utilities' Contacts:

For further information please contact:

John Roberts, Chief Executive	+44 (0) 1925 237000
Simon Batey, Finance Director	+44 (0) 1925 237000

Darren Jameson, Investor Relations Manager	+44 (0) 1925 237033
Evelyn Brodie, Head of Corporate and Financial Communications	+44 (0) 20 7307 0309

Ernst & Young, Financial Adviser to United Utilities
Robin Jowitt	+44 (0) 20 7951 2000
Justin Prichard	+44 (0) 20 7951 2000

Notes

Your Communications was acquired by United Utilities in 1995 through the merger of North West Water and Norweb (its then parent). In 2000, Intercell, a mobile reselling business, was acquired which provided mobile capability. The telecoms business was renamed Your Communications in April 2001. Its customer base was significantly extended when Eurocall was acquired in 2004. Your Communications operates from five geographical locations in Manchester, Bolton, Birmingham, Sheffield and London. It owns and operates a 4,200km national network, with the greatest fibre density in the North West, and is managed through three business divisions: business communications, wholesale and mobile.

THUS Group plc was founded in 1994 as Scottish Telecom, a subsidiary company of ScottishPower. Following the purchase of Demon Internet in 1998 and a subsequent strategic review of the business, Scottish Telecom was rebranded as Thus plc in October 1999, and refocused as a national provider of telecommunication services to businesses. After an initial listing of Thus plc shares on the London Stock Exchange in November 1999, Thus plc was fully demerged from ScottishPower in March 2002 to create THUS Group plc. The business has a comprehensive product portfolio which covers four key areas: voice, data, Internet and hosting.

United Utilities' ordinary trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".